

# Courtney Campbell · 3rd

Owner at Indy Brand Clothing

Pleasant Grove, Utah · 17 connections · **Contact info**

 **eFileCabinet**

**Orem High School**

---

## Experience



### Administrative Assistant

eFileCabinet

May 2016 – Present · 3 yrs 11 mos

Lehi, UT

Run Reception Desk, greet employees and visitors, assist CEO with is day-to-day tasks. I am over booking company travel for conferences, sales and marketing. I post for Social/Marketing and help out with Marketing duties on occasion. I also keep the break room stocked and do all the shopping for it.

 **eFileCabinet | Electronic File Management**

### Owner

Indy Brand Clothing

Oct 2013 – Present · 6 yrs 6 mos

Pleasant Grove, UT

Helped create this business with my husband & partners. I run our social media, customer service and help out with marketing and order fulfillment. I am the main photographer of our brand as well.



### Receptionist

Henry Schein

Jan 2010 – Apr 2016 · 6 yrs 4 mos

American Fork UT

Front Desk, Answering Phones, Reporting, Inventory, Greeting Employees & Visitors. Running an in office Cafe & Market.

## Education

**Orem High School**

2005 – 2008

## Skills & Endorsements

**Customer Service** · 2

**Charity Hestead and 1 connection** have given endorsements for this skill

## Marketing · 2

**Charity Hestead and 1 connection** have given endorsements for this skill

---

## Social Media · 2

 Endorsed by **Charity Hestead, who is highly skilled at this**

---

Show more ⌄